FOR IMMEDIATE RELEASE

PENINSULA RESOURCES LTD. AND ZODIAC ANNOUNCE COMPLETION OF PLAN OF

ARRANGEMENT

CALGARY, ALBERTA – September 29, 2010 - PENINSULA RESOURCES LTD. (“PNU.H”) (TSX Venture Exchange) and ZODIAC EXPLORATION CORP. (“Zodiac”) are pleased to announce that on September 28, 2010, they completed their previously announced plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated August 19, 2010. Pursuant to the Arrangement, Peninsula acquired all of the issued and outstanding shares of Zodiac (the “Zodiac Shares”). Under the Arrangement, former Zodiac common shareholders received 1.45 Peninsula common shares, with certain resale restrictions, for each Zodiac common share held and 1.45 Peninsula common shares for each Zodiac Class “A” Share held (the “Consideration”).

Prior to the completion of the Arrangement, Zodiac completed a brokered private placement (“Private Placement”) for aggregate gross proceeds of $50 million, through the issuance of subscription receipts (the “Subscription Receipts”). Each Subscription Receipt entitled the holder to one Zodiac Class “A” Share without payment of additional consideration immediately preceding the closing of the Arrangement. In connection with completion of the Arrangement, the Subscription Receipts were deemed exercised and holders thereof were issued one Zodiac Class “A” Share for each Subscription Receipt held and the escrowed Subscription Receipts proceeds were released to Zodiac.

For further information regarding the details of the Arrangement, please refer to the news releases dated June 3, 2010, June 18, 2010, July 5, 2010, August 20, 2010 and September 3, 2010 and the joint management information circular of Zodiac and Peninsula dated August 27, 2010, all filed on SEDAR at www.sedar.com. The Arrangement was approved at an annual and special meeting of the securityholders of Zodiac held on September 28, 2010. The Court of Queen’s Bench of Alberta also granted a final order approving the Arrangement on September 28, 2010. As part of the Arrangement, a wholly owned subsidiary of Peninsula and Zodiac were amalgamated and continued as Zodiac Exploration Corp. Also, in connection with the Arrangement, Peninsula continued its domicile from the Province of British Columbia to the Province of Alberta and changed its name to Zodiac Exploration Inc. (“New Zodiac”).

The directors and officers of New Zodiac are now comprised of Murray Rodgers, President, CEO and Director; Louisa Slobodnik - COO; Randy Neely – CFO; Douglas Allen – Director; Robert Cross – Director; Gary Guidry – Director; Stanley Clay Robinson – Director/Chairman; and Jacob Hoeppner – Corporate Secretary.

As a result of the Arrangement, New Zodiac has approximately 317,383,628 New Zodiac Common Shares outstanding and has reserved for issuance 9,748,834 New Zodiac Common Shares pursuant to stock options, 10,150,000 New Zodiac Common Shares pursuant to performance warrants, and 77,770,061 New Zodiac Common Shares pursuant to warrants.

Of these securities approximately 33,705,570 New Zodiac Common Shares, stock options for the issuance of 6,851,250 New Zodiac Common Shares, performance warrants for the issuance of 10,150,000 New Zodiac Common Shares and warrants for the issuance of 9,419,334 New Zodiac Common Shares, which comprise securities held by insiders and their affiliates, were placed in escrow pursuant to the TSX Venture Exchange policies.

New Zodiac wishes to clarify the Principal Shareholders ownership information provided in the Joint Information Circular. As of September 28, 2010 Prudential Jennison Natural Resources Fund, Inc. holds 33,790,800 common shares in New Zodiac, representing approximately 10.6% of the total outstanding shares of New Zodiac.

A letter of transmittal has been delivered to Zodiac's registered shareholders. Upon submission of a duly completed letter of transmittal and any other required documentation, former Zodiac shareholders, will receive the Consideration to which they are entitled to receive pursuant to the Arrangement, subject to adjustment for fractional securities. Zodiac Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee, require Zodiac shareholders to contact that nominee for instructions and assistance on delivering Zodiac certificates to the depositary, Olympia Trust Company. A copy of the letter of transmittal is available upon request from New Zodiac.

Resumption of Trading

The Peninsula Shares were halted from trading on the TSX Venture Exchange prior to the market open on September 29, 2010 and will remain halted until TSX Venture Exchange issues the final bulletin in connection with the Arrangement, at which point the New Zodiac Common Shares will begin trading on the TSX Venture Exchange under the symbol “ZEX”. New Zodiac expects that TSX Venture Exchange’s final bulletin will be issued on or about October 1, 2010 with trading expected to resume at market open on or about October 5, 2010.

About New Zodiac

Zodiac Exploration Inc. head office will be in Calgary, Alberta. The company was formed to explore for and eventually develop and produce oil and gas from assets in North America with a focus on the San Joaquin Basin in California. Zodiac currently holds working interests in approximately 50,000 net acres in Kings County California. Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects. The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect. Zodiac intends to drill its first exploratory well on this play in the Fourth quarter of calendar 2010.

For more information, please contact

Zodiac Exploration Inc.

Murray Rodgers

President & CEO

T: (403) 444-7844

- or –

Zodiac Exploration Inc.

Randy Neely

Chief Financial Officer

T: (403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Statements in this joint press release contain forward-looking information within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. In particular, forward-looking information in this press release includes, without limitation, statements with respect to receipt of all necessary regulatory and third party approvals, the listing of the Common Shares, the resumption of trading and forecast information regarding the future production of Zodiac. Readers are cautioned that assumptions used in the preparation of forward-looking information may prove to be incorrect. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.